Exhibit 99.1

Inspira™ Technologies is Developing the VORTXTM Blood Oxygenator, a Unique Technology for Saturating Blood With Oxygen and Removing Carbon Dioxide

Total addressable market is currently estimated at $1.16 billion

Ra’anana, Israel, May 11, 2023 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a company aiming to revolutionize acute respiratory care, today announced the development of the VORTXTM Blood Oxygenator, an Augmented Respiration Technology based on a new breakthrough technological approach, being designed with the intent to imitate the function of the lung, by efficiently saturating the blood with oxygen and removing carbon dioxide.

The VORTXTM Blood Oxygenator, which is under development, has the potential to revolutionize the perfusionists systems market, currently valued at $1.16 billion in 20231, targeting ~2 million extracorporeal procedures performed annually including open-heart surgeries and extracorporeal membrane oxygenation (“ECMO”) treatment2. The Company anticipates that this market segment may grow substantially with the additional market opportunity represented by the new treatment category potentially created by our flagship INSPIRATM ART.

The VORTXTM Blood Oxygenator is being designed to improve hemodynamic performance and reduce oxygenator failure. The current blood oxygenator market3 is based upon hollow fiber membrane technology, associated with medical complications including device failure, coagulation (clotting) and hemolysis (damage or destruction of red blood cells), which induces risks and impacts patient outcomes.

The VORTXTM Blood Oxygenator is being developed as an independent stand-alone disposable unit that will also be compatible with our flagship INSPIRATM ART system and ALICETM device. Upon completion of development and testing of the VORTXTM Blood Oxygenator, the unit is expected is to be submitted to the U.S. Food and Drug Administration (FDA) for regulatory review and approval.

Dr. Daniella Yeheskely-Hayon, Inspira Technologies’ Chief Technology Officer, stated:

“Having vast experience in blood oxygenation development, my team and I are excited to lead the development of the revolutionary VORTXTM Blood Oxygenator. Inspira Technologies’ highly advanced testing laboratories are the core to the development of this new technological approach. Currently, available blood oxygenators on the market are based on the same hollow fiber membrane technology. Our VORTX™ focuses on a totally new technological approach.”

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRATM ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity. For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the development of the VORTXTM Blood Oxygenator; the potential benefits of the VORTXTM Blood Oxygenator, including the potential to revolutionize the oxygenator industry and market, the potential market size of extracorporeal procedures open-heart surgeries and ECMO treatment that may be targeted by this technology; the expected market opportunity for the VORTXTM Blood Oxygenator; and the expected growth of the global oxygenator market. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Public Relations and Investor Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498
IINN@redchip.com

Sources:

1.	https://www.marketdataforecast.com/market-reports/perfusion-systems-market

2.	https://www.nhlbi.nih.gov/health/heart-surgery#:~:text=Each%20year%2C%20more%20than%202,to%20treat%20various%20heart%20problems.

3.	https://www.grandviewresearch.com/industry-analysis/membrane-oxygenators-market

This technology has not been tested or used in humans and is subject to regulatory approval.

MRK-ARS-053
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